NR09-21	August 5, 2009

International Tower Hill Delineates Major New Zone of Gold Mineralization at Livengood Gold Project, Alaska

Highlights of the 10 holes in the new zone include:
47 metres @ 1.2g/t gold
41.2 metres @ 1.2g/t gold
131 metres @ 0.88g/t gold

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX Venture: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce new results from the Company’s 2009 summer drilling program which reveal the presence of a second major zone of mineralization.  Named the “Sunshine Zone”, the new zone is characterized by virtually continuous mineralization from the surface to depths in excess of 250 metres in a zone 100-150 metres wide and over 500 metres long (Figure 1).  The Sunshine Zone is open to the north and could develop into a major resource expansion for the Livengood deposit.

Grid drilling has also continued to expand the East Zone sector of the deposit.  This zone has now been extended for over 300 metres to the east.  These results represent a dramatic expansion of the deposit from the last resource estimate in June 2009 and are expected make a significant impact on ongoing mining studies.

Figure 1 : Location of the newly delineated Sunshine Zone relative to the Core Zone.  Cumulative grade thickness contours reflect the overall gold endowment in each drill hole.

New Drill Results

New assays are available for 13 holes drilled in the East and Northeast portions of the Livengood Project (Table 1, Figure 2).  While each hole encountered significant zones of mineralization, by far the most important are the holes in the new Sunshine Zone where mineralization begins near the surface and continues to depths in excess of 250 metres (Figure 3).  The mineralization is generally hosted in sandstones and siltstones which are oxidized to depth, further enhancing the value of this new area of the deposit.  On average, each of the 10 holes in the Sunshine Zone for which assays have been received has over a 200 metre thickness of mineralization above a 0.25 g/t gold cutoff, indicating this new discovery will have a major impact on the overall tonnage of the deposit.

Table 1 : Significant Intercepts* from New Livengood Drilling

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Area
MK-RC-0159	99.1	126.5	27.4	0.77	NE

MK-RC-0160	0.0	45.7	45.7	0.62	NE-Sunshine Zone
	64.0	195.1	131.1	0.88

MK-RC-0161	210.3	219.5	9.2	0.67	East

MK-RC-0162	16.8	32.0	15.2	1.42	NE-Sunshine Zone
	93.0	115.8	22.9	0.98
	123.4	170.7	47.3	1.20
	182.9	228.6	45.7	1.11
	230.1	240.8	10.7	1.07

MK-RC-0163	164.6	179.8	15.2	0.59	East

MK-RC-0164	155.5	169.2	13.7	1.33	East

MK-RC-0165	18.3	62.5	44.2	0.70	NE-Sunshine Zone
	79.3	106.7	27.4	0.85
	114.3	167.6	53.3	0.63
	172.2	202.7	30.5	0.58
	210.3	249.9	39.6	0.49

MK-RC-0166	50.3	91.4	41.2	0.81	NE-Sunshine Zone
	111.3	181.4	70.1	0.70

MK-RC-0167	35.1	76.2	41.2	1.22	NE-Sunshine Zone
	83.8	106.7	22.9	0.77
	193.6	256.0	62.5	0.94
	262.1	286.5	24.4	0.64

MK-RC-0169	205.7	298.7	93.0	0.77	NE
	317.0	339.9	22.9	0.57

MK-RC-0180	16.8	89.9	73.2	0.79	NE-Sunshine Zone
	120.4	173.7	53.3	0.99
	237.7	269.8	32.0	0.63

MK-RC-0185	24.4	68.6	44.2	0.53	NE-Sunshine Zone
	79.3	144.8	65.5	0.80
	211.8	231.7	19.8	0.52
	246.9	262.1	15.2	1.07

MK-09-35	112.7	127.7	15.0	1.14	Core Zone
	180.2	274.9	94.7	0.81

*Intercepts are calculated using 0.25g/t cutoff and maximum 3m internal waste.

Figure 2 : Location of new assays from Livengood

Figure 3 : Section through the Sunshine Zone illustrating the continuity of mineralization in the sediments. Orange intervals on the lithology log indicate Cretaceous dikes.

Livengood Project Highlights

  Ongoing drilling at the project continues to expand the deposit at a rapid rate, with the current estimated resource only representing a snapshot in time of what the Company believes is a growing resource base.  The latest resource estimate (June 2009) of 145.76 Mt indicated at an average grade of 0.863 g/t gold (4.04 Moz) and 142.55 Mt inferred at an average grade of 0.79 g/t gold (3.6 Moz), both at a 0.5 g/t gold cutoff, makes it one of the largest new gold discoveries in North America.
  The higher grade Core Zone in the deposit (indicated resources of 84.9 Mt at an average grade of 1.06 g/t gold and inferred resources of 68.8 Mt at an average grade of 0.99 g/t gold, based on a cut off grade of 0.70 g/t gold) forms the base for a starter pit component as other higher grade zones are developing in the SW, Sunshine and East zones of the deposit.
  The current drilling at Livengood only covers about 30% of the Main Gold Target, which is approximately 12 square kilometres in area.
  Ongoing metallurgical studies focusing on the mill potential indicate that the mineralization has an unusually high gravity concentration component with an average of 77% of the gold reporting to just 15% of the material.  This could offer a significant cost savings opportunity for both capital and operating costs.
  The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable for low cost open pit mining that could support a high production rate and economies of scale.
  No major permitting hurdles have been identified to date.

The Company wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all weather Elliott Highway and the Trans Alaska Pipeline Corridor and approximately 55 kilometres north of the Alaska State power grid and along the proposed Alaska natural gas pipeline route.

Project Background

ITH controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2009 drilling program is part of a series of drill initiatives which mark the first grid drilling resource definition campaign for the project and is only the initial step in what the Company envisions as a major long-term exploration program to define one of the world’s larger new gold deposits.

Geological Overview

The Livengood Deposit is hosted in a thrust interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to the original fold-thrust architecture, and 2) steep NNW trending linear zones which focus the higher-grade mineralization that cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide of which an area approximately 3 kilometres by 1.5 kilometres has been explored by drilling to date.  Surface exploration is ongoing as new targets are developed to the northeast of the known mineralization.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Company, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of the initial preliminary economic analysis of the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.